

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2011

John Paquette
President
Dinello Restaurant Ventures, Inc.
2701 4th Street North, Units 102/103
St. Petersburg, FL 33704

> **Re:** **Dinello Restaurant Ventures, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on April 4, 2011**
> **File No. 333-172052**

Dear Mr. Paquette:

We have reviewed your responses to the comments in our letter dated April 1, 2011 and have the following additional comments.

Prospectus Cover Page

1. We note your response to our prior comment two; however, please revise your disclosure here, in the Number of Shares Being Offered and the Plan of Distributions sections of the Prospectus Summary, the Selling Security Holders section, the Plan of Distribution section, and the Market for Common Equity and Related Stockholder Matters section to clearly state, if correct, that the selling shareholders will sell at a price of $0.10 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Description of Securities, page 17

Common Stock page 18

2. We note your response to our prior comment seven and reissue our comment in part. You continue to state in the last paragraph of this section that "[p]ursuant to our counsel, Harrison Law, P.A., all of the issued and outstanding shares of common stock are duly authorized, fully paid, validly issued, and non-assessable." Counsel's opinion filed as Exhibit 5.1 covers only the 421,225 shares of common stock to be sold by the selling security holders. Please revise your disclosure in this section for consistency with the opinion filed as Exhibit 5.1 or advise.

Dividend, page 18

3. We note your response to our prior comment eight. Please advise us whether the amount of $17,329 paid to Mr. Caramello in 2009 as "all other compensation" that currently appears in the summary compensation table on page 27 is the dividend paid to him. If so, please revise the summary compensation table for consistency with other disclosure in the registration statement or advise.

Code of Ethics, page 29

4. We note that your code of ethics is currently posted on your website. Please revise your disclosure in this section to reflect this fact.

Part II

Item 17, Undertakings, page II-2

5. We note your response to our prior comment 13 that you do not intend to request acceleration of the effective date of your registration statement. Please advise as to your plans for the registration statement once you have completed the comment process with the Staff.

Other

6. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

7. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Diane Harrison, Esq.
                 (941) 531-4935